UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-31507

Waste Connections US, Inc.

(Exact name of registrant as specified in its charter)

3 Waterway Square Place, Suite 110

The Woodlands, TX 77380

(832) 442-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Waste Connections, Inc.

(Former name or address, if changed since last report.)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1*

*	On June 1, 2016, pursuant to an Agreement and Plan of Merger dated as of January 18, 2016, by and among Waste Connections US, Inc. (formerly named Waste Connections, Inc. (“Waste Connections US”)), Progressive Waste Solutions Ltd. (now named Waste Connections, Inc.) (“Waste Connections”)) and Water Merger Sub LLC (“Merger Sub”), Merger Sub merged with and into Waste Connections US, with Waste Connections US surviving as an indirct wholly-owned subsidiary of Waste Connections.

Pursuant to the requirements of the Securities Exchange Act of 1934, Waste Connections US, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Waste Connections US, Inc.

By:	/s/ Patrick J. Shea
Patrick J. Shea
Senior Vice President, General Counsel and Secretary

Date: June 23, 2016